FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of March 2008

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PARAGRAPHS 1 TO 5 OF THE PRESS RELEASE ATTACHED TO THIS FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-130048) AND FORM S-8 (NOS. 333-136957, 333-110696, 333-100971, 333-11650 AND 333-148318), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Attached hereto and incorporated by reference is the following Registrant’s press release:

BOS Announces the Closing of the Dimex Transaction

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 12, 2008	B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Shmuel Koren —————————————— Shmuel Koren President and CEO

BOS Announces the Closing of the Dimex Transaction

Rishon Lezion, Israel – (PR News WIRE) – March 12, 2008 - B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC;  TASE: BOSC), a leading provider of comprehensive Mobile and RFID solutions for the enterprise, announced today the closing of the transaction for the acquisition of assets and activities of Dimex Systems Ltd. (“Dimex”).

Dimex, a profitable Israeli private company incorporated in 1988, is a leading integrator of AIDC (Automatic Identification and Data Collection) solutions based on RFID and Barcode technology. Dimex, which employs approximately 55 persons, has ended the year 2006 with revenues of approximately NIS 51 million ($11.5 million) and with operating income before tax of approximately NIS 5 million ($1.1 million) (the revenues in NIS are based on audited Israeli GAAP).

BOS is acquiring the business operation of Dimex in consideration for approximately NIS 17.6 million ($5.00 million) and its inventory, accounts receivable and fixed assets in consideration for approximately NIS 27 million ($7.7 million).

The consideration is comprised of cash, payable over a 24-month period and 500,224 BOS ordinary shares (equal to approximately 4.4% of the outstanding shares of BOS.) The purchase price is financed in part by a short and long term credit facility of approximately NIS 17.3 million extended by Bank Leumi and drawn on in accordance with the payment schedule and working capital needs. In order to secure the repayment of the bank loans, BOS has granted the bank security interests in its assets and in assets of its wholly owned Israeli subsidiaries, Dimex Solutions Ltd. and Odem Electronic Technologies 1992 Ltd. and also undertook to comply with certain covenants.

Additional details with respect to the transaction appear in the Company’s press release of January 30, 2008.

Shmuel Koren, President and CEO of BOS, commented: “We are very pleased with the closing of the Dimex transaction. We have already begun to leverage the substantial synergy between BOS and Dimex and offer integrated solutions, that are very well received by the market. We look forward with confidence that BOS is on its way to become a significant player in the Mobile & RFID market.”

Edouard Cukierman, Chairman of the BOS Board, said: “The closing of the Dimex transaction marks an important milestone in the implementation of our strategy. We are now focusing on integrating the BOS group and enhancing our profile with the international investment community.”

About BOS

B.O.S Better Online Solutions Ltd. (“BOS”) was established in 1990.

BOS’s operations consist of: (i) Software and Hardware RFID Solutions (ii) specialized enterprise software, including IBM System i middleware, data and license management and mobile connectivity, and (iii) Supply Chain products, reselling electronic systems and components for security, aerospace and networking.

BOS is traded on NASDAQ and on the Tel-Aviv Stock Exchange. Our website is www.boscorporate.com.

For further information please contact:

B.O.S Better Online Solutions Ltd.
Mr. Zvi Rabin +972 50-560-0140
zvi@kwan.co.il

or

Mr. Eyal Cohen, CFO, +972-3-954-1000
eyalc@boscom.com

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of our being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS; and additional risks and uncertainties detailed in BOS’s periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.